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                                                                  Exhibit 21.1

         NCO Group, Inc. owns all of the outstanding stock of: (i) NCO Financial Systems, Inc., a Pennsylvania Corporation; (ii) NCO of New York, Inc., a New York Corporation; (iii) NCO Funding, Inc., a Delaware Corporation; and (iv) CC Services, Inc., a Pennsylvania Corporation.

         NCO of New York, Inc. owns all of the outstanding stock of Management Adjustment Bureau, Inc., a New York Corporation.